ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CALIFORNIA  94105-2669
tel  415-773-5700
fax  415-773-5759
www.orrick.com

Brett Cooper
(415) 773-5918
bcooper@orrick.com

October 1, 2008

VIA EDGAR & FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Attention:  William Thompson

Re:	TC PipeLines, LP
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 28, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed April 30, 2008
File No. 0-26091

Dear Mr. Thompson:

On behalf of TC PipeLines, LP (the “Partnership”), we submit this letter in response to the Staff’s comment letter dated September 16, 2008 relating to the above-referenced filings. To assist you in reviewing the responses of the Partnership, the Staff’s comments are set forth in bold typeface before each response.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Consolidated Statement of Cash Flows, page 6

1.
We reviewed your response to the comment in our letter dated August 12, 2008. We agree that a return of capital should be reported as cash flows from investing activities. However, we do not believe that an excess of current period equity earnings over distributions should be reported as an investing cash outflow.  In applying the concepts of SFAS 95, the amounts recognized in investing activities should be based on life-to-date earnings and life-to-date distributions.  For example, as indicated in your responses

Securities and Exchange Commission
October 1, 2008

dated August 1, 2008 and August 22, 2008, Great Lakes contributed equity earnings of $18.6 and distributed $11.6 million in the first quarter of 2008.  You recognized the difference (an excess of equity earnings over distributions for the quarter) of $7 million as an investing cash outflow.  However, after giving consideration to the previously reported return of capital of $12.3 million, it appears that $6.3 million (the difference between current period equity earnings and life-to-date excess distributions at the previous reporting date) should be reported as a return on investment in operating cash flows and $5.3 million (the difference between the $11.6 million distribution and the $6.3 million that should be recognized as an operating cash flow) should be reported as a return of investment in investing cash flows.  We agree that distributions in excess of equity earnings in the second quarter of 2008 should be reported in investing cash flows.  Please further explain why you believe your methodology for allocating distributions from equity method investees between operating and investing cash flows complies with SFAS 95 or revise as appropriate.  If you do not believe a revision is required please explain the facts that support your position.

Response:

After discussions with the SEC staff, this response letter summarizes the Partnership’s understanding of the SEC’s view of the classification of equity investee distributions in the statement of cash flows and confirms the Partnership’s approach in future reporting of equity investee distributions in the statement of cash flows.

The Partnership’s policy has been to classify distributions in excess of equity earnings as a return of capital in the statement of cash flows using life-to-date equity earnings and distributions to determine the amount of distributions classified as a return of capital.  The application of this policy resulted in $7 million of previously reported return of capital being re-characterized as operating cash flows in the first quarter of 2008.  The Partnership accepts the SEC’s view that previously reported return of capital should not be re-characterized in subsequent reporting periods and that cash distributions received in a quarter up to the amount of the life-to-date equity earnings are classified as operating cash flows, with any excess distributions classified as investing cash flows. The Partnership will incorporate this view into future reporting of distributions.

Securities and Exchange Commission
October 1, 2008

The following illustrates the current and revised cash flow presentations:

Cash flows as reported in the first and second quarter 10Qs:
	3 months ended 3/31/08	6 months ended 6/30/08
CASH GENERATED FROM OPERATIONS
Equity income in excess of distributions from Great Lakes	-	-

CASH GENERATED FROM INVESTING ACTIVITIES
Return of capital from Great Lakes	(7.0)	3.3

Cash flow presentation based on discussions with SEC:
	3 months ended 3/31/08	6 months ended 6/30/08
CASH GENERATED FROM OPERATIONS
Equity income in excess of distributions from Great Lakes	(7.0)	-

CASH GENERATED FROM INVESTING ACTIVITIES
Return of capital from Great Lakes	-	3.3

It has been agreed that the year-to-date second quarter 2008 presentation of the return of capital from Great Lakes of $3.3 million is appropriately reported as investing cash flows.

After considering both quantitative and qualitative factors, it is the Partnership’s view that the classification error in the first quarter Statement of Cash Flows is not material and as such, no restatement of the financial statements is necessary.

***

In connection with this response, the Partnership acknowledges that:

·
should the Commission or the staff, acting pursuant to their delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission
October 1, 2008

·
the action of the Commission or the staff, acting pursuant to their delegated authority, in declaring the filing effective does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·
the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 415-773-5918 or Amy Leong, the Partnership’s Controller, at (403) 920-2750 if you have any questions or require additional information concerning the foregoing.

Very truly yours,

/s/ Brett Cooper

cc:	Sarah Goldberg, Assistant Chief Accountant
Amy W. Leong, TC PipeLines, LP
Donald J. DeGrandis, TC PipeLines, LP
Alan Talkington, Orrick, Herrington & Sutcliffe LLP